Exhibit 99.2

LUMENIS LTD.

PROXY FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 21, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints Aviram Steinhart, William Weisel, Rotem Nir and David Shulman and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 11, 2009, at the 2009 Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Monday, December 21, 2009 at 1:30 p.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

December 21, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

”Please detach along perforated line and mail in the envelope provided.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF ALL DIRECTORS LISTED IN PROPOSALS 1 AND 2, AND "FOR" PROPOSALS 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	To re-elect Ms. Talia Livni as an External Director of the Company for an additional three-year term.	☐	☐	☐
		2.	To re-elect three directors:
			i Harel Beit-On	☐	☐	☐
			ii Yoav Doppelt	☐	☐	☐
			iii Eugene Davis	☐	☐	☐
		3.	To approve the re-pricing of stock options granted to Mr. Eugene Davis, one of the Company's directors.	☐	☐	☐
		4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company and to authorize the board of directors to fix their remuneration.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.